Prospectus Supplement No. 1 (To Prospectus, Subject to Completion, Dated February 13, 2012)	Filed pursuant to Rule 424(b)(3) in connection with Registration Statement No. 333-178837

LIQTECH INTERNATIONAL, INC.

Up to 8,333,333 Shares of Common Stock

This Prospectus Supplement No. 1 supplements and amends the prospectus, subject to completion, dated February 13, 2012 (the “Preliminary Prospectus”), relating to the offering of up to 8,333,333 shares of common stock, par value $0.001 per share.

This prospectus supplement should be read in conjunction with the Preliminary Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Preliminary Prospectus.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of the Preliminary Prospectus, and under similar headings in any amendments or supplements to the Preliminary Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Preliminary Prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 29, 2012

On February 29, 2012, we entered into a non-binding letter of intent with Pirelli & C. Eco Technology S.p.A. (“Pirelli”) to acquire all of the outstanding equity interests in S.C. Pirelli & C. Eco Technology RO SRL (“S.C. Pirelli”), Pirelli’s Romanian subsidiary, which, among other assets, has a manufacturing facility in Bumbesti, Romania. The fixed assets of S.C. Pirelli that are used for its diesel particulate filter business, including the buildings at the Romanian manufacturing facility, are anticipated to have a net book value of Romanian Leu (RON) 66,978,129 (equivalent to approximately Euro 15.6 million or $21 million) at December 31, 2011 as determined in accordance with International Financial Reporting Standards (IFRS). The land on which the manufacturing facility is located is under a long-term lease, and S.C. Pirelli will have the right to recover the investment made with respect to the buildings at the manufacturing site (net of accumulated depreciation over a period of 30 years). The letter of intent contemplates that we will pay $15 million in cash to Pirelli as consideration for such purchase. At the time of the purchase, it is contemplated that the subsidiary will have no debt or other liabilities and that Pirelli will indemnify us against any such pre-closing debt and liabilities to the extent not reflected on the closing balance sheet.

The letter of intent also contemplates that Pirelli will invest $19 million in shares of our common stock at a per share price equal to the lower of $3.90 and the weighted average price of a share of our common stock for the 10 business days preceding the closing date of the transactions contemplated by the letter of intent. Pirelli will also receive one share of voting preferred stock, which will permit Pirelli to appoint one member of our board of directors. This share of preferred stock will automatically convert into one share of our common stock upon Pirelli ceasing to own in the aggregate 50% of the shares (as adjusted for stock splits and stock dividends) of our common stock acquired in connection with these transactions. If the maximum number of shares offered in the public offering are sold, and assuming that the shares will be issued to Pirelli at a per share price of $3.90, Pirelli will beneficially own approximately 14.0% of our outstanding shares of common stock.

It is contemplated that Pirelli and we will enter into an agreement for the supply of diesel particulate filters to Pirelli and for the assembly of retrofit systems for Pirelli. It is also contemplated that Pirelli will guarantee to cover up to RON 6.6 million of fixed costs and Euro 560,000 of salary in 2012 and RON 6.15 million of fixed costs and Euro 660,000 of salary in 2013 if the EBITDA of S.C. Pirelli is negative for such years. Furthermore, it is contemplated that Pirelli will support our research and development and worldwide sales efforts for filters and membranes.

In connection with such transactions, it is contemplated that Pirelli and Aldo Petersen will enter into a shareholder agreement pursuant to which each party will have rights of first refusal and tag along rights on sales of our common stock by the other party. All shares acquired by Pirelli in connection with the transactions contemplated by the letter of intent will be subject to a lock-up provision for one year from the closing date of such transactions. Mr. Petersen is also contemplated to enter into a lock-up agreement restricting his ability to transfer the shares beneficially owned by him for one year from the closing date of the transactions contemplated by the letter of intent. It is contemplated that Pirelli will be granted registration rights in respect of the shares of our common stock that it acquires pursuant to the above transactions upon the expiration of the lock-up period. Pirelli is also contemplated to receive certain veto rights in respect of strategic decisions relating to S.C. Pirelli.

The transactions contemplated by the letter of intent are subject to the execution of definitive agreements mutually agreeable to both parties and there is no assurance that such agreements will be executed or that the contemplated transactions will occur as described above or at all.